UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EROS INTERNATIONAL PLC
(Name of Issuer)
Class A Ordinary Shares
(Title of Class of Securities)
G3788M114
(CUSIP Number)
12/31/15
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

(Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3788M114	13G/A	Page 2 of 6 Pages

1	Names of Reporting Persons Jupiter Asset Management Ltd
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place Of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,659,028
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,659,028
9	Aggregate Amount Beneficially Owned By Each Reporting Person 1,659,028
10	Check Box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 5.14%
12	Type of reporting person (See Instructions) OO, FI

CUSIP No. G3788M114	13G/A	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer: Eros International Plc

(b)	Address of Issuer’s Principal Executive Offices:

550 County Avenue
Secaucus
New Jersey
07094

Item 2.

(a)	Name of Person Filing: Jupiter Asset Management Limited

(b)	Address of Principal Business Office or, if None, Residence:

Jupiter Asset Management Limited
The Zig Zag Building,
70 Victoria Street
SW1E 6SQ

(c)	Citizenship: England and Wales

(d)	Title and Class of Securities: Class A Ordinary Shares

(e)	CUSIP No.: G3788M114

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. G3788M114	13G/A	Page 4 of 6 Pages

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Jupiter Asset Management Ltd

	(a)	Amount Beneficially Owned: 1,659,028 Class A Ordinary Shares

	(b)	Percent of Class: 5.14%. The percentage set forth in this Item 4 and in the rest of this Schedule 13G are based upon a total of 32,285,988 Class A Ordinary Shares outstanding as of September 30, 2015 as reported by the issuer in its Form 6-K filed as of November 17, 2015.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote or to direct the vote: 1,659,028 Class A Ordinary Shares

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 1,659,028 Class A Ordinary Shares

Jupiter Asset Management Limited provides investment advisory and management services and has acquired the securities of the issuer solely for investment purposes on behalf of client accounts over which it has investment discretion. The securities of the issuer are held in such accounts for the economic benefit of the beneficiaries of those accounts. This statement should not be construed as an admission that Jupiter Asset Management Limited is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, a beneficial owner of any securities covered by this statement.

CUSIP No. G3788M114	13G/A	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of another Person.

N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A

Item 8.	Identification and classification of members of the group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G3788M114	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

Jupiter Asset Management Limited

/s/ Lance De Luca
Name: Lance DeLuca
Title: Head of Operations